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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                SCHEDULE 13E-3

                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             --------------------
                          DECISIONONE HOLDINGS CORP.
                               (Name of Issuer)

                             --------------------
                          DECISIONONE HOLDINGS CORP.
                      (Name of Persons Filing Statement)

 COMMON STOCK, $0.01 PAR VALUE                      13-345409
(Title of Class of Securities)          (I.R.S. Employer Identification Number)

                             --------------------
                               KENNETH DRAEGER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          DECISIONONE HOLDINGS CORP.
                           50 EAST SWEDESFORD ROAD
                          FRAZER, PENNSYLVANIA 19355
                                (610) 296-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                             --------------------
                                  COPIES TO:
       DAVID R. KING, ESQ.                        GEORGE R. BASON, JR., ESQ.
     MORGAN, LEWIS & BOCKIUS                        DAVIS POLK & WARDWELL
     2000 ONE LOGAN SQUARE                           450 LEXINGTON AVENUE
     PHILADELPHIA, PA 19103                           NEW YORK, NY 10017

                                 JUNE 2, 1997
  (Date Proxy Statement First Published, Sent or Given to Security Holders)
                             --------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer.

d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                       CALCULATION OF REGISTRATION FEE
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           TRANSACTION VALUATION                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $638,298,886.375*                          $116,641.11
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  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

 Amount Previously Paid: $11,018.67     Filing Party: DecisionOne Holdings Corp.
 Form or Registration No.: Registration
   Statement on Form S-4
 Date Filed: June 2, 1997

* For purposes of calculation of fee only, this amount is based on (i) 27,817,830 (the number of shares of Common Stock of DecisionOne Holdings Corp. outstanding as of April 21, 1997 ("Common Stock")) minus 1,474,345 (the number of shares of Common Stock to be retained in the Merger) multiplied by $23.00, the cash consideration per share plus (ii) 1,474,345 multiplied by $21.975, the average of the high and low sales prices of the Common Stock on The NASDAQ National Market on May 29, 1997, which product has been multiplied by 1/50th of one percent. As permitted by Rule 0-11(a) under the Securities Exchange Act of 1934, the amount paid by the Registrant indicated below has been subtracted, and the balance ($116,641.11) transferred by electronic funds transfer to the Commission.


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   DecisionOne Holdings Corp., a Delaware corporation (the "Company") hereby submits its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). The Statement relates to a proposed Agreement and Plan of Merger dated as of May 4, 1997 (the "Merger Agreement") among the Company and Quaker Holding Co. ("Merger Sub"), a Delaware corporation, pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and
(ii) Shares as to which appraisal rights have been exercised) will be, subject to certain limitations, converted at the election of the holder thereof, subject to the terms described in the proxy statement/prospectus of the Company (the "Proxy Statement/ Prospectus"), into (a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of common stock of the Company following the Merger.

   This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement/Prospectus was filed by the Company with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement.

   The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement/Prospectus, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus.

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                            CROSS-REFERENCE SHEET

          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------
Item 1(a)                 Cover Page; SUMMARY--The Company

Item 1(b)                 DESCRIPTION OF COMPANY CAPITAL STOCK--General; THE SPECIAL MEETING--Record
                          Date;--Vote Required

Item 1(c)-(d)             PRICE OF THE COMMON STOCK; FINANCIAL STATEMENTS OF THE
                          COMPANY--Consolidated Statements of Shareholder's Equity; Notes to
                          Consolidated Financial Statements: Note 15, Shareholder's Equity and
                          Redeemable Preferred Stock

Item 1(e)                 FINANCIAL STATEMENTS OF THE COMPANY--Notes to Consolidated Financial
                          Statements:
                          Note 15, Shareholder's Equity and Redeemable Preferred Stock

Item 1(f)                 **

Item 2(a)-(g)             This Schedule 13E-3 is being filed by the issuer.

Item 3(a)(1)-(2)          **

Item 3(b)                 THE MERGER--Background of the Merger;--Effect on Stock and Employee
                          Benefits Matters;--Interests of Certain Persons in the Merger; DIRECTORS
                          AND EXECUTIVE OFFICERS OF THE COMPANY; SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT; CERTAIN RELATIONSHIPS AND TRANSACTIONS;
                          COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN PROVISIONS OF THE
                          VOTING AGREEMENT

Item 4(a)                 Pages i-ii; SUMMARY--The Merger; THE MERGER; CERTAIN PROVISIONS OF THE
                          MERGER AGREEMENT; CERTAIN PROVISIONS OF THE VOTING AGREEMENT

Item 4(b)                 THE MERGER--Effect on Stock and Employee Benefits Matters; --Interests of
                          Certain Persons in the Merger

Item 5(a)-(g)             SUMMARY; RISK FACTORS; THE MERGER; DESCRIPTION OF COMPANY CAPITAL STOCK;
                          CERTAIN PROVISIONS OF THE MERGER AGREEMENT; CERTAIN PROVISIONS OF THE
                          VOTING AGREEMENT; MANAGEMENT FOLLOWING THE MERGER

Item 6(a), (c)(1)-(2)     SUMMARY--The Merger: Merger Consideration;--Merger Financing; THE
                          MERGER--Merger Consideration;--Merger Financing; CERTAIN PROVISIONS OF THE
                          MERGER AGREEMENT--Financing; MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                          FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital
                          Resources--Financing

Item 6(b)                 SUMMARY--The Merger: Certain Fees and Expenses;--Expenses; THE
                          MERGER--Information Concerning the Company's Financial Advisor; CERTAIN
                          PROVISIONS OF THE MERGER AGREEMENT--Expenses; MANAGEMENT'S DISCUSSION AND
                          ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Company History;
                          FINANCIAL STATEMENTS OF THE COMPANY--Notes to Consolidated Financial
                          Statements: Note 5, Subsequent Event

                                3
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
          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------
Item 6(d)                 **

Item 7(a)-(c)             SUMMARY--The Special Meeting; THE MERGER-- Recommendation of the Board of
                          Directors; Reasons for the Merger

Item 7(d)                 SUMMARY; RISK FACTORS; THE MERGER--Federal Income Tax
                          Consequences;--Interests of Certain Persons in the Merger; CERTAIN
                          PROVISIONS OF THE MERGER AGREEMENT; MANAGEMENT FOLLOWING THE MERGER

Item 8(a)-(b)             SUMMARY--The Special Meeting; THE SPECIAL MEETING; THE
                          MERGER--Recommendation of the Board of Directors; Reasons for the
                          Merger;--Opinion of Financial Advisor;--Valuation of the Common
                          Stock;--Valuation of the Consideration to be Received in the Merger;--
                          Certain Projections of Future Operations and Other Information; Annex C;
                          PRICE OF THE COMMON STOCK; FINANCIAL STATEMENTS OF THE COMPANY--Notes to
                          Consolidated Financial Statements

Item 8(c)                 THE SPECIAL MEETING--Required Votes

Item 8(d)                 **

Item 8(e)                 SUMMARY--The Special Meeting; THE MERGER-- Recommendation of the Board of
                          Directors;--Reasons for the Merger

Item 8(f)                 **

Item 9(a)-(c)             SUMMARY--The Special Meeting; THE MERGER--Opinion of Financial
                          Advisor;--Valuation of the Common Stock;--Valuation of the Consideration to
                          be Received in the Merger;--Information Concerning the Company's Financial
                          Advisor; and Annex C

Item 10(a)                SUMMARY--The Merger; THE MERGER--Interests of Certain Persons in the
                          Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;
                          COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Item 10(b)                **

Item 11                   SUMMARY--The Merger; THE MERGER; CERTAIN PROVISIONS OF THE MERGER
                          AGREEMENT; Annex A; CERTAIN PROVISIONS OF THE VOTING AGREEMENT; Annex B;
                          DESCRIPTION OF COMPANY CAPITAL STOCK; and COMPENSATION OF EXECUTIVE
                          OFFICERS AND DIRECTORS

Item 12(a)-(b)            THE SPECIAL MEETING--Matters to be Considered;--Required Votes; CERTAIN
                          PROVISIONS OF THE VOTING AGREEMENT; Annex B

Item 13(a)                SUMMARY--The Merger; THE SPECIAL MEETING-- Appraisal Rights; DISSENTING
                          STOCKHOLDERS' RIGHTS; Annex D

Item 13(b)                **

Item 13(c)                **

Item 14(a)                SUMMARY--Summary Selected Historical and Unaudited Pro Forma Combined
                          Condensed Financial Information; FINANCIAL STATEMENTS OF THE COMPANY

                                4
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
          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------
Item 14(b)                PRO FORMA FINANCIAL INFORMATION

Item 15(a)-(b)            THE MERGER--Solicitation of Proxies

Item 16                   **

Item 17(a)                **

Item 17(b)                Annex C

Item 17(c)                Annex A; Annex B

Item 17(d)                **

Item 17(e)                Annex D

Item 17(f)                **

------------
 *      The information requested by this item is not required to be included in the Proxy Statement/Prospectus.

**      The Items is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

   (a) The information set forth on the cover page of, and under "SUMMARY -- The Company" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "DESCRIPTION OF COMPANY CAPITAL STOCK -- General" and "THE SPECIAL MEETING -- Record Date; -- Vote Required" is incorporated herein by reference.

   (c)-(d) The information set forth under "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Consolidated Statements of Shareholder's Equity", "Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (e) The information set forth under "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND

   (a) DecisionOne Holdings Corp. is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

   (b)-(g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)-(2) Not applicable.

   (b) The information set forth under "THE MERGER -- Background of the Merger; -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger", "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "CERTAIN RELATIONSHIPS AND TRANSACTIONS", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

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ITEM 4. TERMS OF THE TRANSACTIONS

   (a) The information set forth on pages i-ii and "SUMMARY -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

   (b) The information set forth under "THE MERGER -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OF AFFILIATE

   (a)-(g) The information set forth under "SUMMARY", "RISK FACTORS", "THE MERGER", "DESCRIPTION OF COMPANY CAPITAL STOCK", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a), (c)(1)-(2) The information set forth under "SUMMARY -- The Merger:
Merger Consideration; -- Merger Financing", "THE MERGER -- Merger Consideration; -- Merger Financing" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Financing"; "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS --Liquidity and Capital Resources -- Financing" is incorporated herein by reference.

   (b) The information set forth under "SUMMARY -- The Merger: Certain Fees and Expenses; -- Expenses", "THE MERGER -- Information Concerning the Company's Financial Advisor", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Expenses", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS --Company History" and "FINANCIAL STATEMENTS OF THE COMPANY -Notes to Consolidated Financial Statements: Note 5, Subsequent Event" is incorporated herein by reference.

   (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

   (a)-(c) The information set forth under "SUMMARY -- The Special Meeting", and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (d) The information set forth under "SUMMARY", "RISK FACTORS", "THE MERGER", " -- Federal Income Tax Consequences", "--Interests of Certain Persons in the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTIONS

   (a)-(b) The information set forth under "SUMMARY -- The Special Meeting", "THE SPECIAL MEETING", "THE MERGER -- Recommendation of the Board of Directors; -- Reasons for the Merger; -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger", "Annex C", "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements" is incorporated herein by reference.

   (c) The information set forth under "THE SPECIAL MEETING -- Required Votes" is incorporated herein by reference.

   (d) No representative was hired solely on behalf of unaffiliated security holders.

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   (e) The information set forth under "SUMMARY -- The Special Meeting", and
"THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a)-(c) The information set forth under "SUMMARY -- The Special Meeting", "THE MERGER -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger; -- Information Concerning the Company's Financial Advisor", and "Annex C" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

   (a) The information set forth under "SUMMARY -- The Merger", "THE MERGER -- Interests of Certain Persons in the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", and "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

   (b) No transactions of the type required to be disclosed by Item 10(b) have been effected in the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIESTHE INFORMATION SET FORTH UNDER "SUMMARY -- THE MERGER", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "ANNEX A", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", "ANNEX B", "DESCRIPTION OF COMPANY CAPITAL STOCK", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", IS INCORPORATED HEREIN BY REFERENCE.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

   (a)-(b) The information set forth under "THE SPECIAL MEETING -- Matters to be Considered; -- Required Votes", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" and "Annex B" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

   (a) The information set forth under "SUMMARY -- The Merger", "THE SPECIAL MEETING -- Appraisal Rights", "DISSENTING STOCKHOLDERS' RIGHTS", and "Annex D" is incorporated herein by reference.

   (b) Not applicable.

   (c) **

ITEM 14. FINANCIAL INFORMATION

   (a) The information set forth under "SUMMARY--Summary Selected Historical and Unaudited Pro Forma Combined Condensed Financial Information" and "Financial Statements of the Company" is incorporated herein by reference.

   (b) The information set forth under "PRO FORMA FINANCIAL INFORMATION" and "FINANCIAL STATEMENTS OF THE COMPANY" is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a)-(b) The information set forth under "THE MERGER -- Solicitation of Proxies" is incorporated herein by reference.

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ITEM 16. ADDITIONAL INFORMATION

   Reference is hereby made to the Proxy Statement/Prospectus and to each exhibit attached thereto, each of which is incorporated by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

   (a) Not applicable.

   (b) Opinion of Smith Barney Inc. (incorporated by reference to Annex C to the Proxy Statement/ Prospectus).

   (c)(1) Agreement and Plan of Merger dated as of May 4, 1997 between DecisionOne Holdings Corp. and Quaker Holding Co. (incorporated by reference to Exhibit A to the Proxy Statement/Prospectus).

   (c)(2) Voting Agreement and Irrevocable Proxy dated as of May 4, 1997 among DecisionOne Holdings Corp., Quaker Holding Co. and certain stockholders of DecisionOne Holdings Corp. (incorporated by reference to Exhibit B to the Proxy Statement/Prospectus).

   (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed under a Registration Statement on Form S-4 by DecisionOne Holdings Corp. on the date hereof).

   (e) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Exhibit D to the Proxy Statement/Prospectus).

   (f) Not applicable.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1997

                                        DECISIONONE HOLDINGS CORP.

                                        By: /s/ Thomas J. Fitzpatrick
                                            ---------------------------------
                                            Name: Thomas J. Fitzpatrick
                                            Title: Vice President and Chief
                                                     Financial Officer


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